U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wedel, Richard D.
   123 Main Street, Suite 300
   Evansville, IN USA 47708
2. Issuer Name and Ticker or Trading Symbol
   Petro Union, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/97
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Chief Operating Officer

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, no par value |9/9/19|A   |V|39330             |A  | [1]       |57528              |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, no par value |9/9/19|J   | |15230             |A  | [2]       |                   |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, no par value |9/9/19|J   | |364               |A  |[2]        |                   |I     |by spouse                  |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, no par value |9/9/19|J   | |137               |A  |[2]        |                   |I     |by son                     |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, no par value |9/9/19|J   | |228               |A  |[2]        |                   |I     | [3]                       |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, no par value |9/9/19|J   | |910               |A  |[2]        |                   |I     |in trust for son           |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, no par value |9/9/19|A   |V|1329              |A  | [4]       |                   |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. The Reporting Person acquired 39,330 shares pursuant to the Issuer's Plan of Reorganization ("Plan") confirmed by the Bankruptcy Court for the Southern District of Indiana for services rendered during bankruptcy.
2. The Reproting Person held 3,350,450 shares of $.125 par value common stock prior to confirmation of the Plan. The Reporting Person's spouse held 80,000 of such shares. The Reproting Person's son held 30,000 of such shares. The Reproting Person held in trust for his son 200,000 of such shares. The Reproting Person's spouse held in trust for his son 50,000 of such shares. The foregoing shares were converted on a basis of one share for 220 shares into the no par value common stock shown in this report. The reporting person may be deemed the beneficial owner of all such shares.
3. by spouse in trust for son
4. The Reporting Person received 1,329 shares in satisfaction of debt pursuant to the Plan.


SIGNATURE OR REPORTING PERSON

DATE